Exhibit 99.3
REPORT ON FAIRNESS OF THE CONSIDERATION
FOR ACQUISITION OF
VUBITES INDIA PRIVATE LIMITED
ACCOUNTANTS’ REPORT
BANSI S. MEHTA & CO.
CHARTERED ACCOUNTANTS,
MERCHANT CHAMBER, 3RD FLOOR,
41, NEW MARINE LINES,
MUMBAI-400 020.

Bansi S. Mehta & Co	Fairness Report

Contents

1. Introduction	2
1.1 Background and Terms of Engagement	2
1.2 “Vubites”	2

2. Data Obtained	3

3. Approach to Valuation	4

4. Valuation and Conclusion	6

5. Limitations and disclaimers	7

6. Gratitude	9

APPENDIX A : Statement of Assets and Liabilities as on 30.9.2010	10

APPENDIX B : Broad Summary of Data Obtained	11

APPENDIX C : Steps for Valuation under The Discounted Cash Flow Method	12

Bansi S. Mehta & Co	Fairness Report
1.	Introduction
1.1	Background and Terms of Engagement
The Board of Directors of Rediff.com India Limited (“Rediff”) has proposed by a resolution passed at their meeting held on October 26, 2010 to acquire 100% stake in Vubites India Pvt Ltd (“Vubites” or “the Company”), as a going concern. The total consideration for the purpose of the said acquisition is fixed at Rs.150 Million (USD 3.38 Million).

We have been appointed by Rediff to express our opinion as on the Date of this Report on the fairness of the amount of consideration agreed for the above transaction.
1.2	“Vubites”
The profile of Vubites is as set out below:

Age of the Business	Vubites commenced its operations in July 2010. The Company was incorporated on February 20, 2007 in India under the Companies Act, 1956.

Nature of Business	Vubites is dedicated to bringing the power of TV advertising to small and local businesses. Vubites offers a suite of three web-based tools that help small businesses to advertise on TV:
	• a tool to create TV ads for free,
	• a tool to plan and buy TV time to match the geographical and socioeconomic profile of their users a secure delivery system to display these ads at the city and sub-city level.

Capital	Authorised : 10,000,000 shares of Rs 1 each amounting to Rs 10 Million (USD 0.23 Million)

	Issued, Subscribed and paid up: 1,000,000 shares of Rs 1 each amounting to Rs 1 Million (USD 0.02 Million)

Shareholding pattern	Promoters	100%
	FII	0%
	Others	0%

Borrowings as on October 26, 2010	Rs. 124.03 Million (USD 2.79 Million)
Detailed statement of assets and liabilities of Vubites as on 30.09.2010 is given in APPENDIX A hereto.

Bansi S. Mehta & Co	Fairness Report
2.	Data Obtained
2.1
We have called for and obtained such data, information, etc. as were necessary for the purpose of our assignment, which have been made available to us by the Management of Rediff and the Management of Vubites (“the Managements”) as the case may be. APPENDIX B hereto broadly summarises the data obtained.

2.2
For the purpose of our assignment, we have relied on such data summarized in the said Appendix and other related information and explanations provided to us in this regard; we have not tried to establish the accuracy or otherwise thereof.

Bansi S. Mehta & Co	Fairness Report
3.	Approach to Valuation
3.1	It is universally recognised that valuation is not an exact science and that estimating values necessarily involves selecting a method or approach that is suitable for the purpose.
3.2
Ordinarily, when an upstart business is to be valued on a going concern basis it is appropriate to compute the Enterprise Value thereof by discounting the future cash flows using an appropriate rate of discounting. This method of valuation is popularly known as the Discounted Cash Flows method. Therefore, for the purpose of assessing fairness of the consideration, we have taken the present values of the future cash flows generated from the operations of Vubites. The broad steps adopted for the valuation based on Discounted Cash Flows method are given in APPENDIX C hereto.

3.3
In the event the business being valued has a track record of some time, it may also be appropriate to look at the past performance to value such a business. Vubites being an upstart company does not have a track record and, therefore, we could not place reliance on the approach which considers the past operation for valuing a business. Also, based on the information supplied by the Management, there is no other known existing business model as that of Vubites in the Indian market. Therefore, we have not adopted the approach of relying on the various historic financial measures to value Vubites.

3.4
In certain cases it may also be appropriate to look at the asset base of the business which would involve both tangible and intangible assets deployed in the business. Normally the value of the operating assets is based on the returns that the assets could generate. Even the Discounted Cash Flows approach ascertains the value of the business on an overall basis comprising all its tangible and intangible operating assets. Therefore, we have not separately valued the tangible and intangible assets comprised in the business.

3.5
Further, if any non-operating assets are proposed to be acquired with the business the same should be considered at their realizable value. In the context of Vubites we have found that there are no non-operating assets.

3.6	Typically in valuing the shares of a company regard is also had to the percentage of equity interest proposed to be acquired. In the event the acquisition is proposed to result in acquiring

Bansi S. Mehta & Co	Fairness Report

control, a premium may be added to the fair value. In the proposed acquisition, although, effectively the control of the existing owner of Vubites would be diluted, since the dilution would be in favour of public, we have not considered it appropriate to load control premium.

3.7
Another important aspect for consideration in valuation is liquidity discounts. Based on our experience we have adopted a liquidity discount of 25% for calculating the value of the equity interest in Vubites.

Bansi S. Mehta & Co	Fairness Report
4.	Valuation and Conclusion
As brought out in Para 1.1 above, the Board of Rediff has proposed a total consideration of Rs. 150 Million (USD 3.38 Million) of which Rs 136.88 Million (USD 3.08 Million) would be paid to Vubites as a loan towards repayment of existing loan amounting to Rs 124.03 Million (USD 2.79 Million) and Rs 12.85 Million (USD 0.29 Million) towards acquisition of rights that have vested in the employees of Vubites for the Stock Options granted to them in Vubites; the balance amount of Rs 13.12 Million (USD 0.30 Million) to be paid towards acquisition of equity shares of Vubites from its existing promoters. Since the proposed consideration is lower than the value recommended by us in accordance with para 3 hereinabove, we opine that the consideration proposed by the Board is fair consideration.

Bansi S. Mehta & Co	Fairness Report
5.	Limitations and disclaimers
Our Report is subject to the scope of limitations detailed hereinafter. As such the report is to be read in totality and not in parts. This report has been prepared solely for the purpose set out in this report and should not be reproduced (in part or otherwise) in any other document whatsoever without our written consent.
5.1.
Our valuation is based on the information furnished to us being complete and accurate in all material respect. The same is based on the estimates of future financial performance as projected by the Management, which represents their view of reasonable expectations at the point in time when they were prepared, but such information and estimates are not offered as assurances that the particular level of income or profit will be achieved or events will occur as predicted. Actual results achieved during the period covered by the prospective financial statements may vary from those contained in the statement and the variation may be material.

5.2.
Our scope of work does not enable us to accept responsibility for the accuracy and completeness of the information provided to us. We have, therefore, not performed any audit, review or examination of any of the historical or prospective information used and therefore, do not express any opinion with regard to the same.

5.3.
The information presented in the Report does not reflect the outcome of any due diligence procedures. The reader is cautioned that the outcome of that process could change the information herein and, therefore, the valuation materially.

5.4.
The Report is meant for the purpose mentioned in Para 1.1 and should not be used for any purpose other than the purpose mentioned therein. The Report should not be copied or reproduced without obtaining our prior written approval for any purpose other than the purpose for which it is prepared.

5.5.
The projected working results are those as prepared by the Management and furnished to us for the purposes of the Report. Although, we have reviewed the underlying assumptions and parameters, we accept no responsibility for them, or the ultimate accuracy and realization of the forecasts.

Bansi S. Mehta & Co	Fairness Report
5.6.
We have relied on the judgment made by the Management and, accordingly, our valuation does not consider the assumption of contingent liabilities materialising (other than those specified by the Management and the Auditors). If there were any omissions, inaccuracies or misrepresentations of the information provided by the Management, then this may have the effect on our valuation computations.

5.7.
No investigation of the Company’s claim to title of assets has been made for the purpose of this valuation and their claim to such rights has been assumed to be valid. No consideration has been given to liens or encumbrances against the assets, beyond the loans disclosed in the accounts. Therefore, no responsibility is assumed for matters of a legal nature. The report is not, nor should it be construed, as our opining or certifying the compliance with the provisions of any law including company and taxation laws or as regards any legal, accounting or taxation implications or issues.

5.8.
Any person/ party intending to provide finance / deal in the shares / business of any of the Companies shall do so after seeking their own professional advice and after carrying out their own due diligence procedures to ensure that they are taking an informed decision.

5.9.
We have relied upon the written representations received from the Management that the information contained in this Report is materially accurate and complete, fair in the manner of its portrayal and therefore forms a reliable basis for the valuation.

5.10.
Our valuation is based on the market conditions and the regulatory environment that currently exist. However, changes to the same in the future could impact the Company valued by us and the industry it operates in, which may impact our valuation.

5.11.	We have no obligation to update this Report because of events or transactions occurring subsequent to the date of this Report.
5.12.
The amounts in Rupees mentioned in this Report are converted to US Dollar (“USD”) using the conversion rate of Rs.44.43 per 1 USD prevailing as on the Date of the Report unless specifically mentioned otherwise.

Bansi S. Mehta & Co	Fairness Report
6.	Gratitude
We are grateful to the Managements for making information and particulars available to us, often at a short notice, without which our assignment would not have been concluded in a time-bound manner.

Mumbai
Dated: 27 OCT 2010	/s/ BANSI S. MEHTA & CO. CHARTERED ACCOUNTANTS

Bansi S. Mehta & Co	Fairness Report
APPENDIX A : Statement of Assets and Liabilities as on 30.9.2010

	Amount	Amount [1]
	(in Rs.	(in USD
Particulars	Million)	Million)

Sources of Funds
Share Capital	1.00	0.02
Reserve and Surplus	(2.20)	(0.05)
Unsecured Loans	122.50	2.73

Total	121.30	2.70

Application of Funds

Fixed Assets
Gross Block	134.20	2.99
Accumulated Depreciation	(13.60)	(0.30)

Net Block	120.70	2.69

Current Assets, Loans and Advances
Cash	2.60	0.06
Debtors	0.00	0.00
Security Deposit	1.00	0.02
Prepaid Expenses	0.00	0.00
Prepaid Taxes	0.00	0.00
Advance recovered cash or kind	0.30	0.01

Total of Current Assets (a)	3.90	0.09

Current Liabilites
Creditors	1.10	0.02
Other Liabilities	2.50	0.06
Total of Current Liabilities(b)	3.60	0.08

Net Current Assets( (a)-(b) )	0.30	0.01

Deferred Tax Asset	0.30	0.01

Total	121.30	2.70

[1]	Amounts in Rupees have been converted to USD using the conversion rate of Rs.44.92 per 1 USD as on September 29, 2010.

Bansi S. Mehta & Co	Fairness Report
APPENDIX B : Broad Summary of Data Obtained
1.
Projected Financial Statements of Vubites (with assumptions) for the period October 31, 2010 to December 31, 2010 and for future five calendar years i.e. for the year ending December 31, 2011 to December 31, 2015.

2.	Financial Statements of Vubites for the past financial years from March 31, 2007 to March 31, 2010. (The company was incorporated on February 20, 2007).

3.	The Memorandum and Articles of Association of Vubites.

4.	The returns of income filed with the Income Tax Department as per the Income Tax Act, 1961 for AY- 2007-08 and AY-2010-11.

5.	Agreement of Vubites with Broadcaster, Multi System Operators and Software Developer.

6.	Certified True Copy of the Resolution passed at the meeting of the Board of Directors of Rediff held on October 26, 2010.

7.	Answers to specific questions and issues raised by us after examining the foregoing data.

Bansi S. Mehta & Co	Fairness Report
APPENDIX C : Steps for Valuation under The Discounted Cash Flow Method
1.	Considered projected cash profits of Vubites before interest for the future five years as provided to us.

2.
These cash profits have been adjusted by capital outlays as also increase or decrease in working capital and the income tax likely to be paid so as to arrive at the Free Cash Flows available in the respective future years.

3.
The amount of the Free Cash Flow in the 5th year and the rate of fall in growth in cash flows during the projected period is taken as the basis for building free cash flows for 6th, 7th and 8th years. Cash flow for the 8th year is considered as the perpetual cash flow.

4.
Perpetuity Value is calculated on the basis of the perpetual cash flow and the weighted average cost of capital as adjusted for perpetual growth of 3% and is added to the Free Cash Flow of the 7th year.

5.
The Free Cash Flows for the estimated period of seven years including Perpetuity Value arrived at as described above is discounted adopting an appropriate discounting factor to arrive at the Net Present Value (“NPV”) thereof.

6.	The NPV so arrived at for each year is aggregated to derive the Enterprise Value of Vubites.

7.	The Enterprise value so arrived at is reduced by the amount of borrowings of Vubites as on the Report Date. The value so arrived at is the Business Value or Equity Value of Vubites.

8.	Such Business Value or Equity Value is further discounted by 25% to provide for non-liquidity attached to the equity shares of Vubites.